Exhibit (a)(1)(iv)

Form of Letter from the Company to Shareholders
in Connection with the Company’s Acceptance of Shares

STEPSTONE PRIVATE CREDIT FUND LLC
c/o UMB Fund Services, Inc.
235 W. Galena St.
Milwaukee, WI 53212

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that StepStone Private Credit Fund LLC (the “Company”) has received and accepted for purchase [(subject to proration in the event the Company’s tender offer was oversubscribed)] your tender of all or a portion of your limited liability company interests (the “Shares”) in the Company.

In accordance with the terms of the tender offer, the Company will effect payment for your properly tendered and accepted Shares in cash promptly after the net asset value per Share as of March 31, 2025 is finalized (based upon such net asset value less the 2.0% “early repurchase deduction,” as applicable), which payment of repurchase proceeds will occur no later than 65 days after the expiration date of the Company’s tender offer.

If you have any questions, please contact the Company’s transfer agent, UMB Fund Services, Inc., at (833) 334-3345, Monday through Friday, except holidays, from 7:00 a.m. to 7:00 p.m. (Central Time).

Sincerely,
StepStone Private Credit Fund LLC